Exhibit 10.1
EXECUTIVE EMPLOYMENT AGREEMENT
This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made as of August 6, 2025, by and between Citizens Financial Group, Inc., together with its subsidiaries and any and all successor entities (the “Company” or “Citizens”), and Aunoy Banerjee (“Executive”).
WHEREAS the Company desires to employ Executive and to enter into this Agreement embodying the terms of such employment; and
WHEREAS Executive desires to accept such employment and enter into this Agreement.
NOW, THEREFORE, in consideration of the promises and mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
Section 1.     Employment At-Will
(a)    Executive’s employment with the Company shall be strictly “at-will” and not for any fixed term. Executive understands and acknowledges that no statement, whether written or verbal, by the Company or any of its officers, employees or representatives may in any way modify, alter, or change the strictly “at-will” nature of Executive's employment relationship with the Company. Executive understands and agrees that, as an at-will employee, the Company may terminate Executive's employment without advance notice at any time, for any reason or no reason. Executive may terminate Executive’s employment for any reason or no reason (a “Resignation”) effective One Hundred and Twenty (120) days following delivery of written notice of termination to the Company’s (the “Notice Period”); provided, that the Notice Period shall be waived to the extent Executive resigns following Citizens’ material breach of this Agreement, which remains uncured thirty (30) days following Executive’s provision of written notice to Citizens of such material breach.
(b)    Upon receipt of Executive's written notice of Resignation, the Company may, in its sole discretion, waive or shorten the Notice Period, in which case Executive will be permitted to terminate employment immediately or at a time designated by the Company. Under such circumstances, the Company will not be obliged to pay any amount in lieu of notice. Alternatively, the Company may direct Executive not to report to work unless otherwise requested by the Company (the “Garden Leave”). During any period of Garden Leave, as during any Notice Period:
(i)    Executive will remain an employee of the Company and will continue to be paid Executive's then Base Salary (as defined in Section 3(a)) and be eligible for employee benefits. However, Executive shall not be entitled to receive incentive compensation that would otherwise accrue through the Garden Leave.

(ii)    Executive will be expected to continue to undertake such duties and responsibilities as are reasonably assigned to Executive by the Chief Executive Officer or their designee, including duties to assist the Company with Executive's transition from the Company and endeavoring in good faith to maintain the Company’s business, business relationships, and goodwill. Notwithstanding the foregoing, the Company reserves the right to suspend any or all of Executive’s duties and powers and to relocate Executive’s office to Executive’s personal residence for all or part of the Garden Leave.
(iii)    Executive will remain bound by all fiduciary duties and obligations owed to the Company and its affiliates or their respective successors (collectively, the “Company Affiliates” and each a “Company Affiliate”) and remain required to comply with all Company policies and practices generally applicable to executives and provided or made available in writing and the provisions of this Agreement.
(iv)    Executive may not, without the prior written consent of the Company or except in the discharge of duties and responsibilities in accordance with clause (ii) above, contact or attempt to contact any client, customer, potential client or customer, agent, referral source, professional advisor, employee, supplier or broker of the Company or any Company Affiliate.
Section 2.     Position
(a)    Commencement Date. The Executive's employment with the Company shall commence on a date to be mutually agreed between the Executive and the Company (the “Commencement Date”).
Position. Executive shall serve as Executive Vice President, Chief Financial Officer for the Company or in such other capacity of like status as the Company required. Upon hire, Executive shall also be a member of the Executive Committee (ExCo). In this position, Executive shall report to the Chief Executive Officer or to such other person as the Company may specify from time to time.
(b)    Best Efforts. During Executive’s employment, Executive shall: (i) devote Executive’s full professional time, attention, skill and energy to the performance of Executive’s duties for the Company and any Company Affiliate; (ii) endeavor to dutifully, faithfully and efficiently perform Executive’s duties hereunder, comply with the policies, procedures, bylaws, rules, code of conduct and practices of the Company and/or Company Affiliates, as the same may be amended from time to time, and obey all reasonable and lawful directions given by or under the authority of the Chief Executive Officer or designee, as applicable; (iii) refrain from engaging in any other business, profession or occupation for compensation or otherwise which would conflict, directly or indirectly, with the rendition of services to the Company and/or Company Affiliates, without the prior written consent of the Chief Executive Officer or designee. Executive may engage in charitable and community activities and manage Executive's personal investments provided that such activities do not materially interfere with the performance of Executive’s duties hereunder or conflict with the conditions of Executive’s employment; (iv) refrain from engaging in any conduct prejudicial to the interests and reputation of the Company or any Company Affiliate; and (v) endeavor to promote and extend the business of the Company and the Company Affiliates and protect and further their interests and reputation.

(c)    Directorships. Executive may be required, in the sole discretion of the Company, to perform services for any Company Affiliate and may be required to undertake the role and duties of an officer or director of any Company Affiliate. No additional compensation will be paid in respect of these appointments except as otherwise mutually agreed.
(d)    Location. Executive’s position will be based primarily in Boston, MA, but may be relocated within a fifty (50) mile radius of the same location at the Company’s sole discretion. Executive will be eligible for mutually agreeable relocation benefits. Executive may also be required to travel internationally or domestically in the performance of Executive’s duties.
Section 3.     Compensation
(a)     Base Salary. The Company shall pay Executive a base salary at the annualized rate of $700,000 (the “Base Salary”) in accordance with the Company’s regular payroll schedule. Executive shall be entitled to increases in Base Salary as may be determined from time to time in the sole discretion of the Company.
(b)    Incentive Compensation. Executive will be eligible to participate in the Company’s discretionary award program, as amended from time to time. For performance year 2025, Executive shall receive a guaranteed award of $3,700,000 minus the 2025 role-based allowance Executive received from Executive’s prior employer (the “2025 Guaranteed Award”). For purposes of clarity, this award is in lieu of any additional discretionary award for the 2025 performance year. All subsequent incentive award amounts shall be at the sole discretion of the Company and determined annually based on a mix of factors, including but not limited to individual, team and the Company’s performance as well as external economic considerations. The 2025 Guaranteed Award as well as all future discretionary awards may be awarded in cash, equity-based instruments, or in any other form and may also be deferred in full or in part, as determined by the Company. The form and the timing of payment of Executive’s award, as well as other terms and conditions, will be consistent with awards granted to similarly situated colleagues. Any award Executive receives will be subject to applicable tax and other required withholdings.
The cash portion of any award will be paid by March 15th following the determination of awards and any equity-based instruments granted to Executive as part of Executive’s award will be granted as soon as practicable following the determination of awards, in each case, provided that Executive remains employed by Citizens on the payment date or grant date (as applicable), executes the equity award agreement, and neither Executive nor Citizens has given notice to terminate Executive’s employment prior to the payment date or grant date (as applicable).

Any equity-based instruments granted to Executive as part of Executive’s award will be governed by the applicable equity plan document and award agreement. In the event of any conflict between information contained in this document and the plan or award agreement provisions, the terms of the plan and award agreement will govern. Receiving an award under the discretionary award program in certain years does not guarantee payment or level of award in any subsequent year and any award may be forfeited or reduced (i.e., subject to clawback) as determined appropriate by the Company in accordance with the terms of the applicable equity plan document and award agreement. The Company reserves the right to change the rules of any compensation plan or program or to cancel any such plan or program at any time without prior notice in its sole and absolute discretion.

Section 4.    Buy-Out Cash Award
To recognize that Executive will forfeit deferred cash awards granted by Executive’s current employer as a result of joining the Company, Executive will receive a deferred cash award valued at $1,500,000. The payment schedule of Executive’s award shall be:

Vesting Date	Amount
Within 30 Days of Executive’s Commencement Date	$375,000
First Payroll Date Following 11/1/2026	$375,000
First Payroll Date Following 11/1/2027	$375,000
First Payroll Date Following 11/1/2028	$375,000
Section 5.    Buy-Out Equity Grant
To recognize that Executive will forfeit equity awards granted by Executive’s current employer as a result of joining the Company, Executive will receive a restricted stock unit (“RSU”) award in respect of Citizens Financial Group, Inc. common stock subject to approval by the Compensation and Human Resources Committee of the Board of Directors or its delegate.

The grant of Executive’s award is subject to Executive providing the following documents to the Company within 90 days of Executive’s start date: (1) Statement or other documentation reflecting the forfeiture of Executive’s award; and (2) Documentation regarding the terms of Executive’s forfeited award (plan document and award agreement, or other applicable document).  If satisfactory documentation is not provided within 90 days of the Commencement Date, Executive will forfeit the right to receive Executive’s award (or portion of award where forfeiture is not proved) for no consideration.

As of the date of issuance, Executive’s buy-out award shall be valued at approximately $3,500,000. In determining the number of RSUs to be granted, $3,500,000 will be divided by the closing price of a Citizens Financial Group, Inc. (CFG) share on the date of grant, rounded down to the nearest whole number of units.

The vesting schedule of Executive’s award shall be:

Vesting Date	Value
11/1/2026	25% of total RSUs awarded
11/1/2027	25% of total RSUs awarded
11/1/2028	25% of total RSUs awarded
11/1/2029	25% of total RSUs awarded

Executive’s award will be granted under the Amended and Restated Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan pursuant to an award agreement which will include the terms and conditions of Executive’s award. Executive will be required to electronically accept the terms of the award agreement through Fidelity's online system before the award will be processed.  Fidelity’s online system will include the documents governing the award and will also reflect the award’s vesting schedule.

Among other terms, the award agreement will provide that if, within 12 months of Executive’s start date, Executive’s employment terminates or notice to terminate Executive’s employment is given by either party for any reason other than (i) death, (ii) disability, (iii) Retirement (as defined in the award agreement), (iv) termination by the Company without cause (as defined in the award agreement) or (v) Executive’s resignation following the Company’s material breach of this Agreement, which remains uncured thirty (30) days following Executive’s written notice to the Company thereof, all outstanding unvested awards will lapse immediately and Executive will be responsible for repaying to the Company the net value (following any applicable tax and other statutory deductions) of any Citizens Financial Group, Inc. shares that Executive has received.  Repayment shall be due within 14 calendar days of the date of termination of Executive’s employment. If such termination occurs prior to the vesting of the final installment of the award, any unvested portion of the award will lapse immediately for no consideration.

Section 6.    Employee Benefits, Paid Time Off, Reimbursement of Expenses
(a)    Employee Benefits. Executive may participate in and receive benefits under any and all benefit plans offered to similarly-situated employees of the Company, subject to the terms and conditions of those plans, policies and programs that are in effect from time to time on terms and conditions no less favorable than those offered to similarly-situated employees, generally. The Company reserves the right to amend the terms and conditions of its employee benefits and the related plans, policies and programs at any time, in the Company's sole discretion.
(b)    Paid Time Off. Executive shall be entitled to accrue 27 days of paid time off (“PTO”) annually, which may be scheduled as time off away from work in accordance with the Company’s current PTO policy. For 2025, Executive’s PTO will be pro-rated based on the 1st of the month following Executive’s date of hire.
(c)    Reimbursement of Business Expenses. Reasonable, customary and necessary travel, entertainment and other business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies on terms and conditions no less favorable than those offered to similarly-situated employees, generally, subject to the provision of documentation regarding such expenses.

(d)    Indemnification and D&O Coverages. The Company shall indemnify Executive and hold Executive harmless to the fullest extent permitted by law against, and in respect of, any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney fees), losses and damages resulting from the Executive’s good faith performance of his duties and obligations with the Company or any Subsidiary or any other entity to which Executive serves at the Company’s request. In addition, the Company agrees to continue and maintain, at the Company’s sole expense, a directors’ and officers’ liability insurance policy (including plan fiduciary coverage) covering Executive that is no less favorable than the coverage provided to other directors and senior officers of the Company and its Subsidiaries from time to time. Such indemnification and insurance coverage shall continue in effect both during Executive’s employment and, while potential liability exists, thereafter, to the same extent as provided to active directors and senior officers.
Section 7.     Compliance with the Company's Personal Securities Transactions Policy
Executive is subject to the Company's Personal Securities Transactions Policy, which sets forth the required procedures and processes with respect to purchases and sales of Company securities.
Section 8.     Non-Solicitation
(a)     Non-Solicitation of Employees. Executive agrees that, at any time during Executive's employment and for twelve (12) months following the date Executive ceases to be employed by the Company for any reason (the “Restricted Period”), Executive shall not, directly or indirectly, whether for Executive’s own account or for any person or entity other than the Company or any Company Affiliate hire, employ, solicit for employment or hire, or attempt to solicit for employment or hire, any person who is employed by the Company or any Company Affiliate during the Restricted Period, nor shall Executive directly or indirectly induce any such employee to terminate Executive’s employment or accept employment with anyone other than the Company or any Company Affiliate, or otherwise interfere with the relationship between the Company or any Company Affiliate and any of their employees during the Restricted Period. Anything to the contrary notwithstanding, the Company agrees that Executive shall not be deemed in violation of this Section 8 (i) if an entity with which Executive is associated hires or engages any employee of any Company Affiliate, if Executive was not, directly or indirectly, involved in hiring, identifying or approving such person as a potential recruit or employee or assisting in the recruitment of such person or (ii) Executive places general advertisements seeking employees or engages in job searches, in each case, not targeted at employees of the Company or any Company Affiliate.
(b)    Non-Solicitation of, and Non-Interference with, Customers and Prospective Clients. Executive agrees that during Executive’s employment and during the Restricted Period, Executive shall not, directly or indirectly, for any person or entity other than the Company, solicit or assist in soliciting for business any referral source or customer of any Company Affiliate, nor will Executive induce or encourage any such referral source or customer to discontinue or diminish his, her or its relationship or prospective relationship with the Company or any Company Affiliate, or divert business away from the Company or any Company Affiliate;

provided, however, that general solicitation through advertisement shall not constitute solicitation for purposes of this provision.
(c)    Representations. Executive agrees that all of the foregoing restrictions are reasonable and necessary to protect the Company’s business and its Confidential Information and that Executive's employment by the Company, along with the benefits and attributes of that employment, is good and valuable consideration to compensate Executive for agreeing to all restrictions contained in this Agreement. Executive also acknowledges, represents and warrants that Executive’s knowledge, skills and abilities are sufficient to permit Executive to earn a satisfactory livelihood without violating these provisions. Further, Executive agrees that Executive shall not, following the termination of Executive's employment with the Company, represent or hold Executive out as being in any way connected with the business of the Company.
(d)    Blue Pencil. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by an arbitrator or a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if an arbitrator or a court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
Section 9.     Confidentiality; Ownership of Materials; Duty to Return Company Property
(a)    Confidential Information. Executive may not at any time (whether during Executive’s employment or after termination) disclose to any unauthorized person, firm or corporation or use or attempt to use for Executive’s own advantage or to the advantage of any other person, firm or corporation, any confidential information relating to the business affairs or trade secrets of the Company or any Company Affiliate, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of Executive’s employment (the “Confidential Information”). Confidential Information includes, but is not limited to, confidential or proprietary information relating to employees, customers, referral sources and suppliers (former, actual and potential), Company or any Company Affiliate contracts, pricing structures, financial and marketing details, business plans, personnel strategy, any technical data, designs, formulae, product lines, intellectual property, research activities and any information which may be deemed to be commercially or price sensitive in nature, whether printed, typed, handwritten, videotaped, transmitted or transcribed on data files or on any other type of media, including but not limited to electronic and digital media, whether or not labeled as “confidential”. It also includes, without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which Executive receives it, Executive should reasonably consider to be confidential. The Company reserves the right to modify the categories of Confidential Information from time to time, upon written notice to Executive.

(b)    Exclusions. Except for information that is protected from disclosure by any applicable law or privilege, nothing in this Agreement prohibits or limits Executive’s ability to communicate with any federal, state, or local government agency or commission (“Government Agencies”) or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency regarding suspected violations of law or otherwise participate in any legal process between Executive and the Company or any Company Affiliate, including providing documents or other information, without notice to or approval from the Company.
The provisions of this Section 9 shall not apply to:
(i)    Information or knowledge which subsequently comes into the public domain or becomes generally known within the Company’s industry other than by way of unauthorized use or disclosure by Executive;
(ii)    The discharge by Executive of Executive’s duties hereunder or where Executive’s use or disclosure of the information has otherwise been properly authorized by the Company;
(iii)    Any information which Executive discloses in accordance with applicable public interest disclosure legislation;
(iv)    Any disclosure required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with jurisdiction to order Executive to disclose or make accessible any information provided, to the extent legally permitted, Executive provides the Company with five (5) working days’ advanced notice before disclosing or making accessible any such information or
(v)    Any disclosure to Executive’s legal, financial or tax advisor, made on a confidential basis for the purposes of seeking legal, financial or tax advice.
(c)    Due Care. Executive shall exercise all due care and diligence and shall take reasonable steps to prevent the publication or disclosure by Executive of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of any Company Affiliate including partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with any Company Affiliate and all other matters relating to such customers, clients or suppliers and connections.
(d)    Duty to Return Confidential Information and Other Company or Company Affiliate Property.

(i)    All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information and any copies made or received by Executive in the course of Executive’s employment (whether during or after)) in any form, including but not limited to electronic and digital media, are and shall remain the sole property of the Company or any Company Affiliate and, following Executive's termination of employment or at any other time upon the request of the Company or any Company Affiliate, to the extent within Executive’s possession or control (other than de minimis items), shall be surrendered by Executive to the duly authorized representative of the Company.
(ii)    Executive agrees that upon termination of Executive’s employment with the Company for any reason, or at any other time upon the Company’s request, Executive will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data in any form, including but not limited to electronic and digital media, all copies thereof or therefrom, in any way relating to the business of the Company, all other property of any Company Affiliate (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) in Executive’s possession or under Executive’s control and Executive further agrees that Executive will not retain or use for Executive’s own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or any Company Affiliate.
(iii)    Notwithstanding the foregoing, following the termination of Executive’s employment, Executive may retain his personal contacts, calendars and correspondence and any information or documents reasonably necessary for the preparation of his tax returns.
(e)    Reasonableness. Executive agrees that the undertakings set forth in this Section 9 and in Section 8 are reasonable and necessary to protect the legitimate business interests of the Company both during, and after the termination of, Executive's employment, and that the benefits Executive receives under this Agreement are sufficient compensation for these restrictions.
Section 10.     Intellectual Property and Developments
(a)    Executive agrees that all Developments are the sole and exclusive property of the Company and hereby assigns all rights to such Developments to the Company in all countries. Executive agrees, at the Company’s expense at any time during Executive’s employment or thereafter, to sign all appropriate documents and carry out all such reasonable acts as will be necessary to identify and preserve the legal protection of all Developments; however, the Company will have no obligation to compensate Executive for Executive’s time spent in connection with any assistance provided unless otherwise required by law.

Notwithstanding the foregoing, Executive understands that no provision in this Agreement is intended to require assignment of any of Executive’s rights in an invention for which Executive can prove no equipment, supplies, facilities or Confidential Information or trade secret information of the Company was used, which invention was developed entirely on Executive’s own time, and which invention Executive can prove: (a) does not relate to the business of the Company or any Company Affiliate or the actual or demonstrably anticipated research or development of the Company or any Company Affiliate; or (b) does not result from any work performed by Executive for the Company.  To the extent compatible with applicable state law, these provisions do not apply to any invention which is required to be assigned by the Company to the United States Government.  Executive waives all moral rights in all Intellectual Property which is owned by the Company or any Company Affiliate or will be owned by the Company or any Company Affiliate, pursuant to this Section 10.
For purposes of this section, “Developments” means all inventions, whether or not patentable, Confidential Information, computer programs, copyright works, mask works, trademarks and other intellectual property made, conceived or authored by Executive, alone or jointly with others, while employed by the Company, whether or not during normal business hours or on the Company’s premises, that are within the existing or contemplated scope of the Company’s business at the time such Developments are made, conceived, or authored or which result from or are suggested by any work Executive or others may do for or on behalf of the Company or any Company Affiliate.
(b)    Executive agrees to promptly submit to the Company written disclosures of all inventions, whether or not patentable, which are made, conceived, or authored by Executive, alone or jointly with others, while Executive is employed by the Company.
Section 11.     Certain Agreements
(a)    Data Protection. Executive shall learn and abide by the Company’s data protection policy, procedures and accountabilities. Executive acknowledges that any breach of these procedures may result in the immediate termination of Executive’s employment.
(b)    Personal Information. Executive acknowledges and agrees that the Company is permitted to hold personal information about Executive as part of its personnel and other business records and, in accordance with applicable law, may use such information in the course of the Company’s business.
(c)    Credit Data. The Company reserves the right, upon five (5) days prior written notice, to, and Executive agrees that the Company may, in accordance with applicable law, carry out searches about Executive through credit reference agencies or through the Company’s customer records at any time during Executive’s employment for purposes of identifying any serious debt or other significant financial difficulties of Executive for the purposes of detecting, eliminating or mitigating any particular risk of employee fraud or theft. The Company will only retain the information about Executive which the Company obtains from these searches in accordance with applicable law and for so long as is needed for the purposes set out above (subject to any legal (including any regulatory) obligation which requires the Company to retain that information for a longer period). The credit reference agency will record details of the search, but these will not be available for use by lenders to assess the ability of Executive to obtain credit.

Executive has the right of access to Executive’s personal records held by credit reference agencies. The Company will supply the names and addresses of such agencies upon request, to help Executive to exercise Executive’s right of access to such records.
(d)    Indebtedness. For the reasons referred to above, the Company expects Executive to manage Executive’s personal finances responsibly. The Company requires that Executive draw to the attention of Executive's manager any serious debt or significant financial difficulties that he may have, including those which result in court action being taken against Executive.
Section 12.     Remedies
The Company and Executive agree that it may be impossible to measure solely in money the damages which will accrue to the Company or any Company Affiliate by reason of Executive’s failure to observe any of the obligations of Sections 7, 8, 9, or 10 of this Agreement. Therefore, if the Company or any Company Affiliate shall institute any action or proceeding to enforce such provisions, Executive hereby waives the claim or defense that there is an adequate remedy at law and agrees in any such action or proceeding not to interpose the claim or defense that such remedy exists at law. Without limiting any other remedies that may be available to the Company, Executive hereby specifically affirms the appropriateness of injunctive or other equitable relief in any such action and acknowledges that nothing contained within this Agreement shall preclude the Company from seeking or receiving any other relief, including without limitation, any form of injunctive or equitable relief. Executive also agrees that, should he violate the provisions of any restrictive covenant such that the Company shall be forced to undertake any efforts to defend, confirm or declare the validity of the covenants contained within this Agreement, the time restrictions set forth therein shall be extended for a period of time equal to the pendency of any court proceedings, including appeals with respect to the covenants at issue. Further, Executive agrees that, should the Company or any Company Affiliate undertake any efforts to defend, confirm or declare the validity of any of the covenants contained in Sections 7, 8, 9, or 10 of this Agreement, the Company or any Company Affiliate shall be entitled to recover from Executive all its reasonable attorneys’ fees and costs incurred in successfully prosecuting or defending any such action or engaging in any such efforts.
Section 13.     No Conflicts
Executive represents and warrants to the Company that on the Commencement Date, to the best of Executive’s knowledge, Executive’s acceptance of employment with, and performance of Executive’s duties for, the Company or any Company Affiliate will not conflict with or result in a violation or breach of, or constitute a default under, any contract, agreement or understanding to which Executive is, or was, a party or of which Executive is aware and that there are no restrictions, covenants, agreements or limitations on Executive’s right or ability to enter into and perform the terms of this Agreement.

Section 14.     Severance
(a)    Termination without Cause
In the event Executive is terminated without Cause, Executive shall be entitled to receive a severance payment equal to two (2) weeks of Base Salary per year of service, subject to a minimum severance payment equal to twenty-six (26) weeks of Base Salary (the “No Cause Severance Payment”). The No Cause Severance Payment shall be made in a lump sum, subject to execution and non-revocation of the Company’s Standard Release of claims in favor of the Company then in use (the “Standard Release”), within seventy (70) days of the termination of Executive’s employment; provided, however, if under the Company’s Standard Release, Executive is permitted more than seventy (70) days to sign and not revoke the release, such amount shall still be paid within such seventy (70)-day period. If the period between the termination of Executive’s employment and the latest possible effective date of the release spans two calendar years, the severance payment shall be paid by the Company in the second calendar year. “Cause” has the same definition as detailed in Section 14(c).
(b)    Change of Control
(i)    In the event Executive’s employment is terminated by the Company without Cause (other than by reason of Executive’s death or disability) or the Executive resigns with Good Reason, in each case within twenty-four (24) months following a Change of Control, Executive shall receive a payment equivalent to: (1) two times the sum of (A) Executive’s Base Salary at the time of termination and (B) the average cash bonus paid to Executive during the prior three years; plus (2) a pro-rata bonus for the year in which termination occurs, based on the average cash bonus paid to Executive during the prior three years (together, the “COC Severance Payment”). In addition, all outstanding equity awards held by Executive (RSUs and PSUs) would become immediately vested upon involuntary termination under the circumstances described in this Section.
(ii)    Any COC Severance Payment made in accordance with this subsection of this Agreement shall be in lieu of and not in addition to any payments to which Executive may otherwise have been entitled in accordance with subsection 14(a) of this Agreement and shall be in full and final settlement of all claims Executive may have arising out of or in connection with his employment or its termination, other than with respect to any outstanding equity held by Executive, which shall be treated as provided for in the applicable Company stock plan and award agreements governing such awards.
(iii)    The COC Severance Payment shall be made in a lump sum, subject to execution and non-revocation of the Company’s Standard Release within seventy (70) days of the termination of Executive’s employment; provided, however, if under the Company’s Standard Release, Executive is permitted more than seventy (70) days to sign and not revoke the release, such amount shall still be paid within such seventy (70)-day period. If the period between the termination of Executive’s employment and the latest possible effective date of the release spans two calendar years, the severance payment shall be paid by the Company in the second calendar year.

(c)    Definitions
“Cause” means: (i) any conviction (including a plea of guilty or of nolo contendere or entry into a pre-trial diversion program) of Executive for the commission of a felony or any conviction of any criminal offense within the scope of Section 19 of the Federal Deposit Insurance Act, 12 U.S.C. § 1829; (ii) Executive commits an act of gross misconduct, fraud, embezzlement, theft or material dishonesty with the Executive’s duties or in the course of Executive’s employment with the Company or any Company Affiliate; (iii) failure on the part of Executive to perform his employment duties in any material respect, which is not cured to the reasonably satisfaction of the Company within thirty (30) days after Executive receives written notice of such failure; (iv) Executive materially violates Sections 8, 9, and/or 10 of this Agreement; and/or (v) Executive makes any material false or disparaging comments about the Company or any Company Affiliate, or any Company or Company Affiliate employee, officer, or director, or engages in any such activity which in the opinion of the Company is not consistent with providing an orderly handover of Executive’s responsibilities.
“Good Reason” means any of the following changes, as compared to Executive’s terms of employment prior to a Change of Control:
A.    a material diminution in Executive’s authority, duties, or responsibilities (including any materially adverse change in Executive’s title or reporting lines);
B.    a material diminution in Executive’s base salary other than a general reduction in base salary not to exceed 10% in the aggregate that affects all similarly situated employees; or
C.    a relocation of Executive’s principal place of employment by more than fifty (50) miles from his current principal place of employment unless the new principal place of employment is closer to Executive’s home address.
Provided, however, that Executive’s must give written notice to the Company within thirty (30) days of the initial existence of any of the foregoing changes and, the Company shall have thirty (30) days upon receipt of such notice to remedy the condition so as to eliminate the Good Reason, and if not remedied, Executive’s employment must terminate no later than sixty (60) days following the expiration of such cure period. Notwithstanding the foregoing, the Executive’s continued employment shall not constitute a waiver of the Executive’s rights with respect to any circumstance constituting Good Reason.
“Change of Control” means the occurrence of any one or more of the following events:
(i)    any Person (as defined in Section 3(a)(9) of the Exchange Act of 1934, as amended and used in Sections 13(d) and 14(d) thereof, including “group” as defined in Section 13(d) thereof), other than an employee benefit plan or trust maintained by the Company or any Company Affiliate, becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors;
(ii)    at any time during a period of 12 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (the “Board”) and any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, cease for any reason to constitute a majority of members of the Board; or
(iii)    the consummation of (A) a merger or consolidation of the Company with any other corporation or entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) at least 50% of the combined voting power and total fair market value of the securities of the Company or such surviving entity or parent outstanding immediately after such merger or consolidation, or (B) any sale, lease, exchange or other transfer to any Person of assets of the Company, in one transaction or a series of related transactions, having an aggregate fair market value of more than 50% of the fair market value of the Company and its subsidiaries (the “Company Value”) immediately prior to such transaction(s), but only to the extent that, in connection with such transaction(s) or within a reasonable period thereafter, the Company’s shareholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of the Company Value immediately prior to such transaction(s).
Section 15.    Dispute Resolution; Mediation and Arbitration
Except as provided in the last sentence of this Section 15 to the fullest extent permitted by law, the Company and Executive agree to waive their rights to seek remedies in court, including but not limited to rights to a trial by jury. The Company and Executive agree that any dispute between or among them or their affiliates or related entities arising out of, relating to or in connection with this Agreement or Executive's employment with the Company, including but not limited to claims for discrimination or other alleged violations of any federal, state or local employment and labor law statutes, ordinances or regulations, will be resolved in accordance with a confidential two-step dispute resolution procedure involving: (1) Step One: non-binding mediation, and (2) Step Two: binding arbitration under the Federal Arbitration Act, 9 U.S.C. § 1, et. seq., or state law, whichever is applicable. Any such mediation or arbitration hereunder shall be under the auspices of the American Arbitration Association (“AAA”) pursuant to its then current Employment Arbitration Rules and Mediation Procedures (the “AAA Employment Rules”). Disputes encompassed by this Section 15 include claims for discrimination arising under local, state or federal statutes or ordinances and claims arising under any state’s labor laws. Notwithstanding anything to the contrary in the AAA Employment Rules, the mediation process (Step One) may be ended by either party to the dispute upon notice to the other party that it desires to terminate the mediation and proceed to the Step Two arbitration; provided, however, that neither party may so terminate the mediation process prior to the occurrence of at least one (1) mediation session with the mediator.

No arbitration shall be initiated or take place with respect to a given dispute if the parties have successfully achieved a mutually agreed to resolution of the dispute as a result of the Step One mediation. The mediation session(s) and, if necessary, the arbitration hearing shall be held in the city nearest to Executive's office location during the course of Executive's employment with the Company or an alternative location mutually agreeable to Executive and the Company.
The arbitration (if the dispute is not resolved by mediation) will be conducted by a single AAA arbitrator, mutually selected by the parties, as provided for by the AAA Employment Rules. The Company will be responsible for the AAA charges, including the costs of the mediator and arbitrator. The Company and Executive agree that the arbitrator shall apply the substantive law of the State of Massachusetts to all state law claims and federal law to any federal law claims, that discovery shall be conducted in accordance with the AAA Employment Rules or as otherwise permitted by law as determined by the arbitrator. In accordance with the AAA Employment Rules (a copy of which is available through AAA’s website, www.adr.org), the arbitrator’s award shall consist of a written statement as to the disposition of each claim and the relief, if any, awarded on each claim. The Company and Executive understand that the right to appeal or to seek modification of any ruling or award by the arbitrator is limited under state and federal law. Any award rendered by the arbitrator will be final and binding, and judgment may be entered on it in any court of competent jurisdiction. Nothing contained herein shall restrict either party from seeking temporary injunctive relief in a court of law to the extent set forth in this Agreement.
In the unlikely event the AAA refuses to accept jurisdiction over a dispute, Executive and the Company agree to submit to Judicial-Arbitration-Mediation Services (“JAMS”) mediation and arbitration applying the JAMS equivalent of the AAA Employment Rules. If AAA and JAMS refuse to accept jurisdiction, the parties may litigate in a court of competent jurisdiction.
Section 16. Miscellaneous
(a)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, without regard for the conflict of laws provisions thereof.
(b)    Entire Agreement and Amendments; Survivorship; Strict Construction.
This Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth or incorporated by reference herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto, which attaches a copy of this Agreement.
The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

(c)    Section 280G.
(i)    If the aggregate of all amounts and benefits due to Executive under this Agreement or any other plan, program, agreement or arrangement of the Company or any Company Affiliate, which, if received by Executive in full, would constitute “parachute payments,” as such term is defined in and under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), (collectively, “Change of Control Benefits”), reduced by all federal, state and local taxes applicable thereto, including the excise tax imposed pursuant to Section 4999 of the Code, is less than the amount Executive would receive, after all such applicable taxes, if Executive received aggregate Change of Control Benefits equal to an amount which is $1.00 less than three (3) times Executive’s “base amount,” as defined in and determined under Section 280G of the Code, then such Change of Control Benefits shall be reduced or eliminated to the extent necessary so that the Change of Control Benefits received by the Executive will not constitute parachute payments. If a reduction in the Change of Control Benefits is necessary, reduction shall occur in the following order unless the Executive elects in writing a different order, subject to the Company’s consent (which shall not be unreasonably withheld or delayed): (i) severance payment based on multiple of Base Salary and/or annual bonus; (ii) other cash payments; (iii) any annual incentive compensation paid as severance; (iv) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (v) any equity awards accelerated or otherwise valued at full value, provided such equity awards are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vi) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vii) acceleration of vesting of all other stock options and equity awards; and (viii) within any category, reductions shall be from the last due payment to the first.
(ii)    It is possible that after the determinations and selections made pursuant to Section 16(c)(i), Executive will receive Change of Control Benefits that are, in the aggregate, either more or less than the amounts contemplated by Section 14 above (hereafter referred to as an “Excess Payment” or “Underpayment,” respectively). If there is an Excess Payment, Executive shall promptly repay the Company an amount consistent with this Section 16(c). If there is an Underpayment, the Company shall pay Executive an amount consistent with this Section 16(c).
(iii)    The determinations with respect to this Section shall be made by an independent auditor (the “Auditor”) compensated by the Company. The Auditor shall be the Company’s regular independent auditor, unless the regular independent auditor is unable or unwilling to makes such determinations, in which event the Auditor shall be a nationally-recognized United States public accounting firm chosen by the Company.

(d)    Tax Compliance. All compensation paid to Executive is intended to, and is reasonably believed to, comply with Internal Revenue Code Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, as well as other tax related laws and regulations to the extent it does not fall into any applicable exclusion, and shall be interpreted and construed consistent with that intent.

Notwithstanding the foregoing, the Company makes no representations that the terms of this Agreement (and any compensation payable thereunder) comply with Section 409A, and in no event shall the Company be liable for any taxes, interest, penalties or other expenses that may be incurred by Executive on account of non-compliance with Section 409A. No expenses eligible for reimbursement, or in-kind benefits to be provided, during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year, to the extent subject to the requirements of Section 409A, and no such right to reimbursement or right to in-kind benefits shall be subject to liquidation or exchange for any other benefit. For purposes of Section 409A, each payment in a series of installment payments, if any, provided under this Agreement shall be treated as a separate payment. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing and any provision in this Agreement to the contrary, if on the date of Executive’s termination of employment, Executive is deemed to be a “specified employee” within the meaning of Section 409A and any payment or benefit provided to Executive in connection with Executive’s termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A, then such payment or benefit due upon, or within the six-month period following, a termination of Executive’s employment (whether under this Agreement, any other plan, program, payroll practice or any equity grant) and which do not otherwise qualify under the exemptions under Treas. Reg. Section 1.409A-1 (including, without limitation, payments that constitute “separation pay” within the meaning of Section 409A), shall be paid or provided to Executive in a lump sum on the earlier of (a) the date which is six months and one day after Executive’s “separation from service” (as such term is defined in Section 409A) for any reason other than death, and (b) the date of Executive’s death, and any remaining payments and benefits shall be paid or provided in accordance with the payment dates specified in this Agreement for such payment or benefit. If any provision of this Agreement contravenes Section 409A or would cause Executive to be subject to additional taxes, interest or penalties under Section 409A, Executive and the Company shall discuss in good faith modifications to this Agreement in order to mitigate or eliminate such taxes, interest or penalties.

In making such modifications the Company and Executive must reasonably attempt to maintain the original intent of the applicable provision without contravening the provisions of Section 409A to the maximum extent practicable.
(e)    No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
(f)    Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.
(g)    Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be freely assignable by the Company without restriction.
(h)    Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assigns. To the extent this Agreement is assigned by the Company, it shall remain secondarily liable for its obligations hereunder. In the event of Executive’s death, the Company shall provide his estate (or beneficiaries) with any payments due to Executive under this Agreement.
(i)    Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or three (3) business days after mailing registered mail, return receipt requested, postage prepaid or by recognized courier, addressed to the respective addresses set forth on the execution page of this Agreement, provided that all notices to the Company shall be directed to Neil Rosolinsky, Deputy General Counsel, COO, Legal, 437 Madison Ave., 18th fl., New York, NY 10022 or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.
(j)    Withholding Taxes; Deductions. The Company shall withhold from any amounts payable under this Agreement such federal, state and local taxes as are required to be withheld pursuant to any applicable law or regulation. Executive agrees that the Company may, at any time during, or in any event upon termination of Executive’s employment, deduct from Executive's compensation, any monies due by Executive to the Company for any undisputed overpayment made and/or outstanding loans that have matured, advances, relocation expenses and/or salary paid in respect of PTO that was taken but not earned, unless otherwise prohibited by law.
(k)    Counterparts; Effectiveness. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, including by fax or electronic pdf.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                        EXECUTIVE

                        /s/ Aunoy Banerjee
                        Aunoy Banerjee

                        COMPANY

                        /s/ Susan LaMonica
                        By:     Susan LaMonica
                            Chief Human Resources Officer
                            Citizens Financial Group, Inc.